SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosures
Prudential plc Half Year 2023 results
International Financial Reporting Standards (IFRS) financial results

Condensed consolidated income statement

		2023 $m	2022* $m
	Note	Half year	Half year	Full year
Insurance revenue	B1.4	4,591	4,159	8,549
Insurance service expenses		(3,489)	(2,879)	(6,267)
Net expense from reinsurance contracts held		(83)	(22)	(105)
Insurance service result		1,019	1,258	2,177
Investment return	B1.4	7,171	(23,872)	(29,380)
Fair value movements on investment contract liabilities		(23)	67	67
Net insurance finance (expense) income		(6,496)	21,707	27,430
Net investment result		652	(2,098)	(1,883)
Other revenue	B1.4	176	204	436
Non-insurance expenditure		(446)	(592)	(1,019)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(85)	(103)	(200)
Gain attaching to corporate transactions	D1	-	62	55
Share of loss from joint ventures and associates, net of related tax		(73)	(54)	(85)
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note		1,243	(1,323)	(519)
Tax charge attributable to policyholders' returns		(68)	(24)	(124)
Profit (loss) before tax attributable to shareholders' returns	B1.1	1,175	(1,347)	(643)
Total tax charge attributable to shareholders' and policyholders' returns	B2	(296)	(182)	(478)
Remove tax charge attributable to policyholders' returns		68	24	124
Tax charge attributable to shareholders' returns		(228)	(158)	(354)
Profit (loss) for the period		947	(1,505)	(997)

Attributable to:
Equity holders of the Company		944	(1,508)	(1,007)
Non-controlling interests		3	3	10
Profit (loss) for the period		947	(1,505)	(997)

Earnings per share (in cents)		2023	2022*	2022
	Note	Half year	Half year	Full year
Based on profit (loss) attributable to equity holders of the Company:	B3
Basic		34.5¢	(55.1)¢	(36.8)¢
Diluted		34.5¢	(55.1)¢	(36.8)¢

* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results and the related notes have been re-presented from those previously published.

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Dividends per share (in cents)		2023	2022
	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B4
First interim ordinary dividend		6.26¢	5.74¢	5.74¢
Second interim ordinary dividend		-	-	13.04¢
Total relating to reporting period		6.26¢	5.74¢	18.78¢
Dividends paid in reporting period:	B4
Current year first interim dividend		-	-	5.74¢
Second interim ordinary dividend for prior year		13.04¢	11.86¢	11.86¢
Total paid in reporting period		13.04¢	11.86¢	17.60¢

Condensed consolidated statement of comprehensive income

	2023 $m	2022* $m
	Half year	Half year	Full year
Profit (loss) for the period	947	(1,505)	(997)
Other comprehensive income (loss):
Exchange movements arising during the period	(199)	(539)	(613)
Valuation movements on retained interest in Jackson classified as available-for-sale securities under IAS 39note (i)	-	(247)	(187)
Total items that may be reclassified subsequently to profit or lossnote (ii)	(199)	(786)	(800)

Valuation movements on retained interest in Jackson classified as FVOCI securities under IFRS 9	8	-	-
Total items that will not be reclassified subsequently to profit or loss	8	-	-

Total comprehensive income (loss) for the period	756	(2,291)	(1,797)

Attributable to:
Equity holders of the Company	767	(2,284)	(1,797)
Non-controlling interests	(11)	(7)	-
Total comprehensive income (loss) for the period	756	(2,291)	(1,797)
* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Notes
(i)    On the adoption of IFRS 9 at 1 January 2023, the Group has elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income (FVOCI). The Group has subsequently disposed of its remaining interest in Jackson. In the 2022 comparatives above, these securities were measured at available-for-sale under IAS 39.
(ii)   There are no related taxes on the other comprehensive income components of the Group.

Condensed consolidated statement of changes in equity

		Period ended 30 Jun 2023 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve under IFRS 9	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	944	-	-	944	3	947
Other comprehensive income (loss)		-	-	-	(185)	8	(177)	(14)	(191)
Total comprehensive income (loss) for the period		-	-	944	(185)	8	767	(11)	756
Transactions with owners of the Company
Dividends	B4	-	-	(361)	-	-	(361)	(4)	(365)
Transfer of fair value reserve following disposal of investment in Jackson		-	-	71	-	(71)	-	-	-
Reserve movements in respect of share-based payments		-	-	(6)	-	-	(6)	-	(6)
Effect of transactions relating to non-controlling interests		-	-	(9)	-	-	(9)	-	(9)
New share capital subscribed	C6	1	3	-	-	-	4	-	4
Movement in own shares in respect of share-based payment plans		-	-	33	-	-	33	-	33
Net increase (decrease) in equity		1	3	672	(185)	(63)	428	(15)	413
Balance at beginning of period		182	5,006	10,653	827	63	16,731	167	16,898
Balance at end of period		183	5,009	11,325	642	-	17,159	152	17,311

		Period ended 30 Jun 2022 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves under IAS 39	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit (loss) for the period		-	-	(1,508)	-	-	(1,508)	3	(1,505)
Other comprehensive loss		-	-	-	(529)	(247)	(776)	(10)	(786)
Total comprehensive loss for the period		-	-	(1,508)	(529)	(247)	(2,284)	(7)	(2,291)
Transactions with owners of the Company
Dividends	B4	-	-	(320)	-	-	(320)	(5)	(325)
Reserve movements in respect of share-based payments		-	-	15	-	-	15	-	15
Effect of transactions relating to non-controlling interests		-	-	(16)	-	-	(16)	-	(16)
Movement in own shares in respect of share-based payment plans		-	-	(4)	-	-	(4)	-	(4)
Net decrease in equity		-	-	(1,833)	(529)	(247)	(2,609)	(12)	(2,621)
Balance at beginning of period:
As previously reported		182	5,010	10,216	1,430	250	17,088	176	17,264
Effect of initial application of IFRS 17 and classification overlay for IFRS 9, net of tax		-	-	1,848	-	-	1,848	(1)	1,847
As restated after effect of changes		182	5,010	12,064	1,430	250	18,936	175	19,111
Balance at end of period		182	5,010	10,231	901	3	16,327	163	16,490

Condensed consolidated statement of changes in equity (continued)

			Year ended 31 Dec 2022 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves under IAS 39	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit (loss) for the year		-	-	(1,007)	-	-	(1,007)	10	(997)
Other comprehensive loss		-	-	-	(603)	(187)	(790)	(10)	(800)
Total comprehensive loss for the period		-	-	(1,007)	(603)	(187)	(1,797)	-	(1,797)
Transactions with owners of the Company
Dividends	B4	-	-	(474)	-	-	(474)	(8)	(482)
Reserve movements in respect of share-based payments		-	-	24	-	-	24	-	24
Effect of transactions relating to non-controlling interests		-	-	49	-	-	49	-	49
New share capital subscribed	C6	-	(4)	-	-	-	(4)	-	(4)
Movement in own shares in respect of share-based payment plans		-	-	(3)	-	-	(3)	-	(3)
Net decrease in equity		-	(4)	(1,411)	(603)	(187)	(2,205)	(8)	(2,213)
Balance at beginning of year:
As previously reported		182	5,010	10,216	1,430	250	17,088	176	17,264
Effect of initial application of IFRS 17 and classification overlay for IFRS 9, net of tax		-	-	1,848	-	-	1,848	(1)	1,847
As restated after effect of changes		182	5,010	12,064	1,430	250	18,936	175	19,111
Balance at end of year		182	5,006	10,653	827	63	16,731	167	16,898

Condensed consolidated statement of financial position

		2023 $m	2022 $m
	Note	30 Jun	31 Dec	1 Jan
			note (i)	note (i)
Assets
Goodwill	C4.1	879	890	907
Other intangible assets	C4.2	3,686	3,884	4,015
Property, plant and equipment	C1.2	396	437	495
Insurance contract assets	C3.1	1,167	1,134	1,250
Reinsurance contract assets	C3.1	2,023	1,856	2,787
Deferred tax assets		168	140	132
Current tax recoverable		25	18	20
Accrued investment income	C1.2	1,017	983	1,017
Other debtors	C1.2	1,035	968	955
Investment properties	C1.1	38	37	38
Investments in joint ventures and associates accounted for using the equity method		2,078	2,259	2,698
Loans	C1.1	574	590	771
Equity securities and holdings in collective investment schemesnote (ii)	C1.1	60,508	57,679	61,601
Debt securitiesnote (ii)	C1.1	80,430	77,016	99,154
Derivative assets	C1.1	458	569	481
Deposits	C1.1	5,056	6,275	4,741
Cash and cash equivalents	C1.1	5,920	5,514	7,170
Total assets		165,458	160,249	188,232

Equity
Shareholders' equity		17,159	16,731	18,936
Non-controlling interests		152	167	175
Total equity		17,311	16,898	19,111

Liabilities
Insurance contract liabilities	C3.1	134,096	126,242	149,798
Reinsurance contract liabilities	C3.1	950	1,175	1,254
Investment contract liabilities without discretionary participation features		716	663	722
Core structural borrowings of shareholder-financed businesses	C5.1	3,949	4,261	6,127
Operational borrowings	C5.2	802	815	861
Obligations under funding, securities lending and sale and repurchase agreements		617	582	223
Net asset value attributable to unit holders of consolidated investment funds		2,683	4,193	5,664
Deferred tax liabilities		1,214	1,139	1,167
Current tax liabilities		247	208	185
Accruals, deferred income and other creditors	C1.2	2,277	2,866	2,624
Provisions		129	206	234
Derivative liabilities		467	1,001	262
Total liabilities		148,147	143,351	169,121
Total equity and liabilities		165,458	160,249	188,232

Notes
(i)   The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the 31 December 2022 and 1 January 2022 comparative statements of financial position and related notes have been re-presented from those previously published.
(ii)  Included within equity securities and holdings in collective investment schemes and debt securities as at 30 June 2023 are $1,556 million of lent securities and assets subject to repurchase agreements (31 December 2022: $1,571 million).

Condensed consolidated statement of cash flows

		2023 $m	2022* $m
	Note	Half year	Half year	Full year
Cash flows from operating activities
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)		1,243	(1,323)	(519)
Adjustments to profit (loss) before tax for:
Non-cash movements in operating assets and liabilities		(71)	2,968	1,577
Investment income and interest payments included in profit before tax		(2,420)	(2,065)	(3,912)
Operating cash items		2,252	1,981	3,647
Other non-cash items		263	155	285
Net cash flows from operating activitiesnote (i)		1,267	1,716	1,078
Cash flows from investing activities
Purchases of property, plant and equipment		(18)	(14)	(34)
Acquisition of business and intangiblesnote (ii)		(197)	(221)	(298)
Disposal of Jackson shares		273	171	293
Net cash flows from investing activities		58	(64)	(39)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iii)	C5.1
Issuance of debt, net of costs		-	346	346
Redemption of debt		(371)	(2,075)	(2,075)
Interest paid		(98)	(117)	(204)
Payment of principal portion of lease liabilities		(49)	(56)	(101)
Equity capital:
Issues of ordinary share capital	C6	4	-	(4)
External dividends:
Dividends paid to the Company's shareholders	B4	(361)	(320)	(474)
Dividends paid to non-controlling interests		(4)	(5)	(8)
Net cash flows from financing activities		(879)	(2,227)	(2,520)
Net increase (decrease) in cash and cash equivalents		446	(575)	(1,481)
Cash and cash equivalents at beginning of period		5,514	7,170	7,170
Effect of exchange rate changes on cash and cash equivalents		(40)	(180)	(175)
Cash and cash equivalents at end of period		5,920	6,415	5,514
* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Notes
(i)    Included in net cash flows from operating activities are dividends from joint ventures and associates of $62 million (half year 2022: $60 million; full year 2022: $112 million).
(ii)   Cash flows from acquisition of business and intangibles include amounts paid for distribution rights. There were no acquisitions of businesses in the period.
(iii)  Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at	Cash movements $m		Non-cash movements $m		Balance at
	beginning of period $m	Issuance of debt	Redemption of debt	Foreign exchange movement	Other movements	end of period $m
30 Jun 2023	4,261	-	(371)	56	3	3,949
30 Jun 2022	6,127	346	(2,075)	(137)	5	4,266
31 Dec 2022	6,127	346	(2,075)	(147)	10	4,261

Notes to the condensed consolidated financial statements

A    Basis of preparation and accounting policies

A1  Basis of preparation and exchange rates

These consolidated interim financial statements ('interim financial statements') for the six months ended 30 June 2023 have been prepared in accordance with both IAS 34 'Interim Financial Reporting' as issued by the IASB and IAS 34 as adopted for use in the UK. The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2023, there were no unadopted standards effective for the period ended 30 June 2023 which impacted the interim financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The Group has adopted IFRS 17, 'Insurance Contracts' and IFRS 9, 'Financial Instruments' (including any consequential amendments to other standards) as issued by the IASB and as adopted for use in the UK from 1 January 2023, as discussed in note A2.1. The transition date of the Group for IFRS 17 was 1 January 2022. Except for the changes from the adoption of these two standards and the new and amended IFRS Standards as described in note A2.2, the accounting policies applied by the Group in determining the IFRS financial results in these interim financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2022 as disclosed in the 2022 annual report.

The IFRS financial results for half year 2023 and half year 2022 are unaudited. The 2022 half year and full year IFRS financial results have been restated for the effect of a retrospective application of IFRS 17 and the classification overlay adjustment for IFRS 9, which were effective on 1 January 2023. Except for this restatement, the full year IFRS financial results have been derived from the 2022 statutory accounts. An additional statement of financial position as at 1 January 2022 is presented in these consolidated financial statements due to the retrospective application of IFRS 17 (refer to note A2.1 below for details on the effect of the retrospective application). The Group's previous auditors, KPMG, reported on the 2022 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report on the 2022 statutory accounts was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period of at least 12 months from the date these interim financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2023.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

USD : local currency	Closing rate at period end			Average rate for the period to date
	30 Jun 2023	31 Dec 2022	1 Jan 2022	Half year 2023	Half year 2022	Full year 2022
Chinese yuan (CNY)	7.26	6.95	6.37	6.93	6.48	6.73
Hong Kong dollar (HKD)	7.84	7.81	7.80	7.84	7.83	7.83
Indian rupee (INR)	82.04	82.73	74.34	82.22	76.23	78.63
Indonesian rupiah (IDR)	14,992.50	15,567.50	14,252.50	15,042.54	14,453.52	14,852.24
Malaysian ringgit (MYR)	4.67	4.41	4.17	4.46	4.27	4.40
Singapore dollar (SGD)	1.35	1.34	1.35	1.34	1.37	1.38
Taiwan dollar (TWD)	31.14	30.74	27.67	30.56	28.73	29.81
Thai baht (THB)	35.33	34.56	33.19	34.20	33.73	35.06
UK pound sterling (GBP)	0.79	0.83	0.74	0.81	0.77	0.81
Vietnamese dong (VND)	23,585.00	23,575.00	22,790.00	23,521.79	22,925.22	23,409.87

Certain notes to the financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the interim financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

A2  New accounting pronouncements in 2023

A2.1  Adoption of IFRS 17 and IFRS 9
The Group adopted IFRS 17 'Insurance Contracts' and IFRS 9 'Financial Instruments', including any consequential amendments to other standards, from 1 January 2023.

IFRS 17, 'Insurance contracts'
IFRS 17 introduces significant changes to the way insurance and reinsurance contracts are accounted for, albeit the scope of IFRS 17 and IFRS 4 is very similar. Therefore, nearly all of the Group's insurance and investment contracts with discretionary participation features (DPF) accounted under IFRS 4 are now accounted under IFRS 17.

IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaces this with a new measurement model that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with DPF.

Insurance contracts are aggregated into groups for measurement purposes. Groups of insurance contracts are determined by identifying portfolios of insurance contracts, each comprising contracts subject to similar risks and managed together, and dividing each portfolio into annual cohorts (ie by year of issue) and each annual cohort into groups based on the profitability of contracts. Portfolios of reinsurance contracts held are assessed for aggregation separately from portfolios of insurance contracts issued.

When determining "similar risks" the Group does not divide risks within a contract, eg riders sold under a single contract would not be split by risk type. The Group have therefore identified three broad categories of risks referred to as "dominant" risks, namely, protection, investment and to a less material extent longevity. The requirement "managed together" is assessed within the geographical boundary of each local business unit. Each ring-fenced fund is considered to be managed separately.

Under IFRS 17 groups of contracts are measured on initial recognition as the total of:

-      Fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
-      A contractual service margin (CSM) that represents the deferral of any day-one gains arising on initial recognition.

Day-one losses, any subsequent losses and reversal of those losses arising from groups of insurance contracts are recognised directly in the income statement. For groups of reinsurance contracts held, any net gains or losses at initial recognition are recognised as CSM unless the net cost of purchasing reinsurance relates to past events, in which case such net cost is recognised immediately in the income statement.

Under IFRS 17 insurance contracts are measured under the General Measurement Model (GMM), Variable Fee Approach (VFA) or Premium Allocation Approach (PAA). The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition was calculated under the VFA and relates to the Group's with-profits and shareholder-backed participating products and unit-linked products with a low proportion of protection riders. The remaining approximately 28 per cent of the CSM at transition was calculated under the GMM and includes the Group's non-profit protection products and unit-linked products with a high proportion of protection riders.

The fulfilment cash flows are updated each reporting date to reflect current conditions. For contracts with direct participating features which are accounted for under the VFA, the CSM represents the variable fee to shareholders and it is adjusted to reflect the effect of changes in economics as well as experience variances and/or assumptions changes that relate to future services. For contracts accounted for under GMM, the CSM is accreted using the locked-in discount rates and only adjusted to reflect the effect of non-economic experience variances and/or assumptions changes that relate to future services. The adjustments to the CSM are determined using the locked-in discount rates. Further information on the subsequent measurement of the CSM is contained within note C3.4(a).

IFRS 17 is applied retrospectively unless impractical to do so. The effect of adopting IFRS 17 retrospectively adjusts shareholders' equity as at the date of transition of 1 January 2022. At the transition date, the opening balance sheet for IFRS 17 is established, as set out later in this note.

With the adoption of IFRS 17, certain line items in the Group's consolidated statement of financial position have been replaced with new line items. For example, the Group now presents separately the carrying amount of portfolios of:

-      Insurance contracts issued that are assets;
-      Insurance contracts issued that are liabilities;
-      Reinsurance contracts held that are assets; and
-      Reinsurance contracts held that are liabilities.

Further, the line items in the consolidated income statement have been changed significantly compared with reporting under IFRS 4. In accordance with the IFRS 17 requirements, the following line items are no longer reported: Gross premiums earned, Outward reinsurance premiums, Benefits and claims, Reinsurers' share of benefits and claims, Movements in unallocated surplus of with-profits funds and Acquisition costs. Those are replaced with the following IFRS 17 line items:

-      Insurance revenue;
-      Insurance service expenses;
-      Net income (expense) from reinsurance contracts held; and
-      Net insurance finance income (expenses).

Approach to transition to IFRS 17
Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'Full Retrospective Approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a Modified Retrospective Approach or a Fair Value Approach. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied.

The contractual service margin of the groups of insurance contracts transitioned under retrospective approaches (ie full retrospective approach and modified retrospective approach) has been calculated as if the Group had only prepared annual financial statements before the transition date (ie transition CSM has been measured using a year-to-date approach).

(a)   Full Retrospective Approach (FRA)
Under the FRA, each group of insurance contracts has been identified, recognised and measured as if IFRS 17 had always applied. The CSM was calculated at initial recognition of a group of contracts based on the facts and circumstances at that time (ie without use of hindsight). This CSM was then rolled forward to the transition date in line with the requirements of the standard.

(b)   Modified Retrospective Approach (MRA)
The objective of the MRA is to achieve the closest possible outcome to retrospective application possible using reasonable and supportable information without undue cost and effort. A number of specific modifications are permitted under the MRA. The Group has adopted the following modifications:

-      To use information at the transition date to identify insurance contract groups;
-      To use information at the transition date to assess eligibility for the variable fee approach; and
-      To use information at the transition date to identify discretionary cash flows.

(i)   General Measurement Model (GMM)
Under the MRA for GMM business, the cash flows at the date of initial recognition of a group of insurance contracts have been estimated as the cash flows at the earliest available date (ie the first year when the FRA is practicable, referred to as the "earlier date"), adjusted by the cash flows that are known to have occurred between these two dates. A number of further specific modifications are permitted. The Group has adopted the following modifications:

-      To estimate the risk adjustment at the date of initial recognition as the risk adjustment at the earlier date adjusted by the expected release of risk before that date based on the risk adjustment release pattern for similar contracts;
-      To estimate CSM amortisation in line with run-off of the coverage units; and
-      If there is a loss component at initial recognition, to estimate the amount allocated to the loss component before the transition date using a systematic allocation consistent with the modifications adopted above.

Discount rates at the date of initial recognition were determined using observable market data at that date.

(ii)  Variable Fee Approach (VFA)
Under the MRA for Variable Fee Approach business, the contractual service margin at the transition date for a group of insurance contracts has been determined as:

-      The total fair value of the underlying items at that date; minus
-      The fulfilment cash flows at that date; plus or minus
-      An adjustment for:
-       Amounts charged to policyholders before that date;
-       Amounts paid before that date not varying with underlying items;
-       The change in the risk adjustment caused by the release from risk before that date; and minus
-      An estimate of the amounts that would have been recognised in profit or loss for services provided before the transition date by comparing the remaining coverage units at the transition date with the coverage units provided under the group of contracts before the transition date.

In implementing this approach, the amounts charged to policyholders, the amounts paid not varying with underlying items and coverage units have been adjusted for the time value of money.

(c)   Fair Value Approach (FVA)
The insurance contracts of the Group under the FVA generally represent groups of contracts that were written many years ago where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.
Under the FVA, the CSM at the transition date is the difference between the fair value of the insurance contracts, determined in accordance with IFRS 13 Fair Value Measurement, and the fulfilment cash flows at that date.

The fair value of insurance contracts has been determined as the present value of best estimate expected future cash flows plus an additional amount representing compensation a market participant would require to enter into a transaction to transfer the liability associated with the insurance contracts at the transition date. The return required by a market participant includes an allowance for both financial risk and uncertainty in non-financial risk.

The fair value has been based on the same scope of cash flows as are included in the calculation of the best estimate liability. In particular, the same contract boundaries are assumed in the calculation of the fair value and best estimate liability. However, the measurement of those cash flows need not be the same.

A number of specific modifications are permitted under the FVA. The Group has adopted the following modifications:

-      To use information at the transition date to identify groups of insurance contracts;
-      To use information at the transition date to assess eligibility for the VFA;
-      To use information at the transition date to identify discretionary cash flows;
-      To use information at the transition date to assess whether a contract meets the definition of an investment contract with DPF; and
-      To group annual cohorts of business.

IFRS 9, 'Financial Instruments'
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018. The Group met the eligibility criteria, under the amendments to IFRS 4 to apply the temporary exemption from IFRS 9, deferring the initial application date of IFRS 9 to align with the initial application of IFRS 17.

The adoption of IFRS 9 has affected the following three areas:

The classification and the measurement of financial assets and liabilities
IFRS 9 redefines the classification of financial assets. Based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches. The Company has made the election under IFRS 9 to measure its retained interest in Jackson's equity securities at FVOCI. Under this designation, only dividend income from this retained interest is recognised in the profit or loss of the Company. Unrealised gains and losses are recognised in other comprehensive income and there is no recycling to the profit or loss on derecognition.

A table explaining the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as at 1 January 2023 is set out in note C2.3.

The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI
A new impairment model based on an expected credit loss approach replaced the incurred loss impairment model under IAS 39, resulting in earlier recognition of credit losses compared with IAS 39. This aspect is the most complex area of IFRS 9 and involves significant judgements and estimation processes.

As discussed above, the vast majority of the financial investments of the Group are held at FVTPL to which these requirements do not apply. Accordingly, no significant amount of additional impairment was recognised by the Group under the expected credit loss approach as a result of the adoption of IFRS 9.

The hedge accounting requirements which are more closely aligned with the risk management activities
The Group has not applied hedge accounting treatment under IAS 39 and therefore, there is no impact in this area for the Group upon the adoption of IFRS 9.

Effect of adoption of IFRS 17 and IFRS 9
The adoption of IFRS 17 has significant changes to the accounting for insurance and reinsurance contracts, as discussed above. The Group's approach to transition to IFRS 17 is set out in the preceding section. The Group has restated the 2022 comparative amounts and presented a restated consolidated statement of financial position as at 1 January 2022.

The implementation of IFRS 9 has an insignificant impact on the Group's financial statements. As permitted by IFRS 9, the Group has not restated the comparatives on initial application of the standard but the Group is taking advantage of the classification overlay as permitted by the Amendment to IFRS 17, 'Initial Application of IFRS 17 and IFRS 9 - Comparative Information' issued in December 2021. In accordance with this amendment, the balance sheet at 1 January 2022 reflects the change in classification of certain debt securities to amortised cost from fair value through profit and loss, certain loans to fair value through profit and loss from amortised cost and the recognition of IFRS 9 expected credit losses for certain mortgage loans that continue to be classified as amortised cost. With the exception of these changes, for which the overall net asset impact is insignificant at less than $5 million, the consolidated statement of financial position as of 1 January 2022 as restated under IFRS 17 has been presented to reflect the classification and measurement under IAS 39.

Consolidated statement of financial position at transition date 1 January 2022
The following table shows the Group's consolidated statement of financial position as at 1 January 2022 restated under the IFRS 17 basis and the summarised effects of the adoption of the new standard.

	At 31 Dec 2021	Effects of adoption of IFRS 17 $m		At 1 Jan 2022
	(as reported under IFRS 4) $m	Presentation changes	Measurement changes	(as restated under IFRS 17) $m
		note (i)	note (ii)
Assets
Goodwill	907	-	-	907
Deferred acquisition costs and other intangible assets:
Deferred acquisition costs	2,815	(39)	(2,776)	-
Other intangible assets	4,043	-	(28)	4,015
	6,858	(39)	(2,804)	4,015
Insurance contract assets	n/a	-	1,250	1,250
Reinsurance contract assets	9,753	(22)	(6,944)	2,787
Deferred tax assets	266	(134)	-	132
Other non-investment and non-cash assets	3,448	(1,022)	61	2,487
Investment properties	38	-	-	38
Investments in joint ventures and associates accounted for using the equity method	2,183	-	515	2,698
Total financial investments:
Policy loans	1,733	(1,733)	-	-
Other loans	829	-	(58)	771
Equity securities and holdings in collective investment schemes	61,601	-	-	61,601
Debt securities	99,094	-	60	99,154
Derivative assets	481	-	-	481
Deposits	4,741	-	-	4,741
	168,479	(1,733)	2	166,748
Cash and cash equivalents	7,170	-	-	7,170
Total assets	199,102	(2,950)	(7,920)	188,232
Equity
Shareholders' equity	17,088	-	1,848	18,936
Non-controlling interests	176	-	(1)	175
Total equity	17,264	-	1,847	19,111
Liabilities
Insurance contract liabilities*	156,485	4,243	(10,930)	149,798
Reinsurance contract liabilities	n/a	-	1,254	1,254
Investment contract liabilities without discretionary participation features	814	-	(92)	722
Core structural borrowings of shareholder-financed businesses	6,127	-	-	6,127
Operational borrowings	861	-	-	861
Deferred tax liabilities	2,862	(1,696)	1	1,167
Other liabilities	14,689	(5,497)	-	9,192
Total liabilities	181,838	(2,950)	(9,767)	169,121
Total equity and liabilities	199,102	(2,950)	(7,920)	188,232
*   Included within insurance contract liabilities at 31 December 2021 are investment contracts with DPF and unallocated surplus of with-profits funds under IFRS 4.

Notes

(i)    The presentation changes as shown in the table above principally arise from the following effects of the adoption of IFRS 17:
(a)     Inclusion of insurance and reinsurance related receivable and payable balances within IFRS 17 insurance and reinsurance contract assets and liabilities
Under IFRS 17, the measurement of a group of insurance contracts requires inclusion of all the future cash flows within the boundary of each contract and as a result, all insurance and reinsurance related receivable and payable balances (eg premiums receivable and claims payable) that were previously separately presented on the balance sheet are now in effect included within the insurance and reinsurance contract balances under IFRS 17.
(b)     Policy loans
Applying the same IFRS 17 measurement principles described above, policy loans related cash flows including any accrued interest income (previously included in 'Accrued investment income') are also included within the fulfilment cash flows of the associated group of insurance contracts.
(c)     Deferred tax liabilities
In line with IAS 12, deferred tax assets and liabilities have been netted as appropriate. The deferred tax liabilities arising from expected future distributions of the Singapore with-profits funds have been reclassified to be part of the insurance contract liabilities under IFRS 17.
(ii)   The measurement changes shown in the table above principally reflect the following measurement differences arising from the adoption of IFRS 17:
(a)   Deferred acquisition costs (DAC)
Acquisition cash flows are taken into account in determining the day-one CSM of a group insurance contracts. As such, explicit assets for DAC are not required and the IFRS 4 balances are removed. DAC relating to investment contracts without discretionary participation features remains as an asset and has been reclassified to 'Other debtors' under 'Other non-investment and non-cash items'.
(b)   Insurance and reinsurance contract assets and liabilities
The adjustments represent insurance and reinsurance contract measurement differences between IFRS 4 and IFRS 17, which primarily relate to the following effects:
-    the establishment of a CSM under IFRS 17 in accordance with the transition rules, intended to represent the unamortised amount of expected future profit deferred upon initial recognition of an insurance contract for all in-force contracts;
-    the establishment of an explicit risk adjustment for non-financial risk under IFRS 17;
-    release of prudence in the IFRS 4 policyholder liabilities to leave the best estimate liability; and
-    the change in treatment of the unallocated surplus of with-profits funds such that the shareholders' share is recognised in shareholders' equity after allowing for measurement differences between IFRS 4 and IFRS 17.
(c)   Deferred tax assets and liabilities
Deferred tax balances are adjusted to reflect the deferred tax effects of the measurement adjustments arising from transition to IFRS 17 described above. The methods of calculating deferred tax are unchanged.
(d)   Investments in joint ventures and associates accounted for using the equity method
The adjustments represent the Group's share of the impact of the transition of the balance sheets of the Group's life joint ventures and associate (being CPL, India and the Takaful business in Malaysia) from IFRS 4 to IFRS 17, arising principally from the measurement differences as described above.

A2.2  Adoption of other new accounting pronouncements
In addition to IFRS 17 and IFRS 9, the Group has adopted the following amendments in these interim financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.

  -
Amendments to IAS 1 and IFRS Practice Statement 2 'Disclosure of accounting policies' issued in February 2021;
  -
Amendments to IAS 8 'Definition of Accounting Estimates' issued in February 2021;
  -
Amendments to IAS 12 'Deferred tax related to assets and liabilities arising from a single transaction' issued in May 2021; and
  -
Amendments to IAS 12 'International Tax Reform - Pillar Two Model Rules' issued in May 2023.

On 23 May 2023, the IASB issued amendments to IAS 12 'International Tax Reform - Pillar Two Model Rules' referred to above, which became effective immediately and were approved for adoption in the UK on 19 July 2023. On 20 June 2023, legislation was substantively enacted in the UK to introduce the OECD's Pillar Two global minimum tax rules and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. The Group has applied the IAS 12 mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities at 30 June 2023.

A3  Critical accounting policies, estimates and judgements

The preparation of these financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the financial statements. Prudential evaluates its critical accounting estimates, including those related to insurance business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a)   Critical accounting policies with associated critical estimates and judgements
Measurement of insurance and reinsurance contracts under IFRS 17
IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. It introduces a model that measures groups of contracts based on the Group's estimates of the present value of future cash flows that are expected to arise as the Group fulfils the contracts, an explicit risk adjustment for non-financial risk and a CSM. The process of determining the present value of future cashflows involves a number of estimates and judgments, which are set out below.

Determination of fulfilment cashflows used in the measurement of insurance and reinsurance contract assets and liabilities
(impacts $131.9 billion of net insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Estimates of future cash flows
The Group's process for estimating future cash flows incorporates, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events. As this is a prediction of the future, significant judgement is applied in determining the assumptions that underpin the estimation of future cash flows. These assumptions include, but are not limited to operating assumptions such as morbidity, mortality, persistency and expenses, and economic assumptions such as risk free rates and illiquidity premium. Individual assumptions are set at a business unit level. The demographic assumptions are consistent with those used in other metrics such as EEV reporting. The Risk Review included in this Half Year Report discusses the insurance and market risks the Group faces and how these risks are mitigated.

When estimating future cash flows, the Group takes into account current expectations of future events (other than those form future legislation or regulatory changes that have not been substantively enacted) that might affect those cash flows.

Cash flows within the boundary of a contract (the Group's accounting policy on contract boundary is given below) relate directly to the fulfilment of the contract, including those for which the Group has discretion over the amount or timing. These include future premium receipts, payments to (or on behalf of) policyholders, insurance acquisition cash flows and other costs that are incurred in fulfilling contracts.

In relation to reinsurance contracts held, the probability weighted estimates of the present value of future cash flows includes the potential credit losses and losses from other disputes to reflect the non-performance risk of the reinsurers.

Expense assumptions used in future cash flow estimation
The Group projects estimates of future expenses relating to the fulfilment of contracts within the scope of IFRS 17 using current expense levels adjusted for inflation. Costs that are incurred in fulfilling the contracts include, but are not limited to claims handling costs, policy administration expenses, investment management expenses, income tax and other costs specifically chargeable to the policyholders under the terms of the contracts. Expenses included in estimated future cash flows comprise expenses directly attributable to the groups of contracts, including an allocation of fixed and variable overheads incurred by the insurance entities.

Investment management expenses in relation to the management of the assets backing policyholder liabilities are included in the fulfilment cash flows for business using the VFA model, indirect participating business using the general model and general model non-participating business where the Group performs investment management activities to enhance benefits from insurance coverage for policyholders. The future expenses of internal asset management and other services excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the IFRS results for the life insurance operations in the consolidated financial statements assume that the cost of internal asset management and other services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business).

Most of the costs incurred by the insurance entities within the Group are considered to be incurred for the purpose of selling and fulfilling insurance contracts and are hence treated as attributable expenses. Cash flows that are not directly attributable to a portfolio of insurance contracts, such as some product development and training costs, are recognised in other operating expenses as incurred.

Policyholder benefits
The assumptions used to project the cash flows also reflect the actions that management would take over the duration of the projection, the time it would take to implement these actions and any expenses incurred in taking those actions. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and crediting rates.

For participating contracts, estimated future claim payments include bonuses paid to policyholders determined by reference to the relevant profit sharing arrangement. For example, for the Group's with-profits business in Hong Kong, Singapore and Malaysia, asset shares are used to determine payments to policyholders.

Where cash flows from one group of contracts affect, or are affected by, cash flows in other groups of contracts (eg for with-profits business), the fulfilment cash flows for a group include payments arising from the terms of existing contracts to policyholders in other groups and exclude payments to policyholders in the group that have been included in the fulfilment cash flows of another group.

Insurance acquisition cash flows
Insurance acquisition cash flows arise from the activities of selling, underwriting and starting a group of insurance contracts that are directly attributable to the portfolio of contracts to which the group belongs. Insurance acquisition cash flows and other costs that are incurred in fulfilling contracts comprise both direct costs and an allocation of fixed and variable overheads incurred by the insurance entities.

Insurance acquisition cash flows that are directly attributable to a group of contracts (eg non-refundable commissions paid on issuance of a contract) are allocated to that group and to the groups that will include renewals of those contracts.

Bancassurance payments (eg upfront payments to sell insurance contracts to distribution partners) are capitalised under IAS 38 as intangible assets and amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The amortisation of the bancassurance intangibles is considered to constitute insurance acquisition cash flows. They form part of fulfilment cash flows, only when such payments are linked to the sale of an insurance contract and are then amortised implicitly in line with the coverage unit pattern.

Determining the point of recognition and the boundary of an insurance contract
The point of initial recognition of a group of contracts is the earliest of the premium due date, the date coverage starts and, for an onerous contract, the date the contract is signed and accepted by both parties. There is limited judgement involved in relation to most contracts issued by the Group as the coverage period generally starts from the premium due date.

The contract boundary defines which future cash flows are included in the measurement of a contract. The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums.

The contract boundary is assessed at inception and then reassessed only when there are changes in features or circumstances that alter the commercial substance of the contract or changes the products within a portfolio. The reassessment of the contract boundary for any changes is performed at the end of each reporting period.

For most contracts issued by the Group, there is little judgement involved in determining the contract boundary as either a single premium is received for a contract which is expected to continue for a long period or a guaranteed premium is received for regular premium contracts.

For certain contracts where the premiums are not guaranteed, more judgement is involved. When determining the boundary for these contracts various factors are taken into consideration by the Group such as the Group's ability to fully reprice the respective contract and how such contracts are managed.

The Group has some immaterial business that is general insurance in nature and which is considered to have a boundary of one year.

Where riders attach to and are not separated from a base contract, the contract boundary is determined based on the component of the contract which has the longest contract boundary.

Future cash flows relating to riders which are not purchased at the inception of the base contract, but are added at a later date, are not included within the contract boundary at initial recognition. As the addition of these riders is the exercise of an option under the contract it is not considered a contract modification but is instead treated as changes in fulfilment cash flows.

Similar considerations to those applying to underlying insurance contracts apply in determining the contract boundary of groups of reinsurance contracts held.

Determination of discount rates
Discount rate and risk-free rate
 The discount rate is determined on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts.

Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. Yield curves are constructed by using a market-observed curve up to a last liquid point and then extrapolating to an ultimate forward rate.

Where cash flows vary based on the return on underlying items, the projected earned rate is set equal to the discount rate. Where stochastic modelling techniques are used, the projected average investment returns are calibrated to be equal to the deterministic discount rate (including the illiquidity premium).

The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts, less the risk-free curve, and an allowance for credit risk.

The allowance for credit risk includes a credit risk premium which is derived through a lifetime projection of expected bond cash flows, allowing for the cost of downgrades and defaults, a rebalancing rate of projected downgrades and a recovery rate in the event of default.

A proportion of the reference portfolio's illiquidity premium is applied to portfolios of insurance contracts reflecting the liquidity characteristics of the insurance contracts. The liquidity characteristics are assessed from the policyholders' perspective. A product's illiquidity premium is restricted to be no greater than reasonably expected to be earned on the assets backing the insurance contract liabilities, over the duration of the insurance contracts.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies:

30 Jun 2023%
		1 year	5 years	10 years	15 years	20 years
	Chinese yuan (CNY)	1.86 - 2.36	2.44 - 2.87	2.67 - 3.10	2.91 - 3.35	3.05 - 3.48
	Hong Kong dollar (HKD)	4.82 - 5.98	4.02 - 5.18	3.77 - 4.93	3.79 - 4.95	3.81 - 4.97
	Indonesian rupiah (IDR)	5.81 - 6.36	6.15 - 6.70	6.57 - 7.12	6.80 - 7.35	6.95 - 7.50
	Malaysian ringgit (MYR)	3.36 - 4.03	3.63 - 4.30	3.95 - 4.62	4.10 - 4.77	4.24 - 4.91
	Singapore dollar (SGD)	3.66 - 4.62	3.11 - 4.07	3.00 - 3.96	2.79 - 3.75	2.43 - 3.39
	United States dollar (USD)	5.42 - 6.43	4.13 - 5.14	3.81 - 4.82	3.83 - 4.84	4.17 - 5.18

31 Dec 2022%
		1 year	5 years	10 years	15 years	20 years
	Chinese yuan (CNY)	2.09 - 2.84	2.65 - 3.29	2.88 - 3.52	3.05 - 3.69	3.14 - 3.79
	Hong Kong dollar (HKD)	4.85 - 6.14	3.96 - 5.25	3.78 - 5.07	3.82 - 5.11	3.84 - 5.13
	Indonesian rupiah (IDR)	5.65 - 6.13	6.72 - 7.20	7.29 - 7.77	7.51 - 7.99	7.77 - 8.25
	Malaysian ringgit (MYR)	3.52 - 3.91	3.91 - 4.29	4.13 - 4.52	4.35 - 4.73	4.49 - 4.88
	Singapore dollar (SGD)	3.83 - 4.94	2.86 - 3.98	3.11 - 4.22	2.91 - 4.02	2.49 - 3.61
	United States dollar (USD)	4.75 - 5.91	4.02 - 5.17	3.89 - 5.05	3.98 - 5.15	4.27 - 5.43

1 Jan 2022%
		1 year	5 years	10 years	15 years	20 years
	Chinese yuan (CNY)	2.21 - 2.60	2.63 - 2.99	2.81 - 3.19	3.00 - 3.65	3.12 - 3.71
	Hong Kong dollar (HKD)	0.43 - 1.44	1.24 - 2.26	1.47 - 2.48	1.62 - 2.64	1.91 - 2.92
	Indonesian rupiah (IDR)	3.43 - 4.81	5.55 - 6.93	7.04 - 8.42	7.43 - 8.81	7.74 - 9.12
	Malaysian ringgit (MYR)	2.25 - 2.58	3.19 - 3.52	3.72 - 4.05	4.13 - 4.46	4.34 - 4.67
	Singapore dollar (SGD)	0.60 - 1.58	1.38 - 2.35	1.72 - 2.70	1.99 - 2.97	2.14 - 3.12
	United States dollar (USD)	0.38 - 1.30	1.27 - 2.20	1.53 - 2.46	1.69 - 2.61	2.01 - 2.93

Determination of risk adjustment for non-financial risk
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts.

For reinsurance contracts held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the Group to the reinsurer.

The risk adjustment for non-financial risk is determined by the Group using a confidence level approach. This is implemented through the use of provisions for adverse deviations (PADs) calibrated using non-financial risk distributions and correlation assumptions. The PADs are applied to best estimate assumptions.

The Group's risk adjustment allows for all insurance, persistency and expense risks and operational risks specific to uncertainty in the amount and timing of insurance contract cash flows. Reinsurance counterparty default risk is excluded from the calculation. Diversification is included on a net of reinsurance basis within each insurance entity of the Group. Diversification is not allowed for between entities.

By applying a confidence level technique, the Group estimates the probability distribution of the expected present value of the future cash flows from insurance contracts at each reporting date and calculates the risk adjustment for non-financial risk as the excess of the value at risk at the 75th percentile (the target confidence level) over the expected present value of the future cash flows. The confidence level is calibrated over a one-year period.

Determination of coverage units
Coverage units
The proportion of CSM recognised in profit or loss at the end of each period for a group of contracts is determined as the ratio of:

-   the coverage units in the period; divided by
-   the sum of the coverage units in the period and the present value of expected coverage units in future periods.

The total number of coverage units in a group is the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period. The Group defines the quantity of benefits for insurance services as the maximum amount which a policyholder receives when an insured event takes place, for example the sum assured, the annual limit for a medical plan or the present value of a stream of payments. The quantity of benefits is updated each period. Investment related and investment-return services are assumed to be constant over time.

Where there are multiple different services in a group of contracts (for example both insurance and investment services are provided), the quantities of benefits for the different types of service are combined using weighting factors. These weighting factors are defined as the present value of expected outflows for each type of service, determined at a contract level.

The expected coverage period is the expected duration up to the contract boundary. The expected coverage period of the contracts in a group and the calculation of future coverage units allows for expected decrements (eg deaths and lapses) in each future period using current best estimate assumptions consistent with the BEL calculation.

The time value of money will be reflected in future coverage units.

Determination of coverage units for groups of reinsurance contracts held follow the same principles as for groups of underlying contracts.

(b)   Further critical accounting policies affecting the presentation of the Group's results

Presentation of results before tax attributable to shareholders
Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders which distinguishes between tax borne by shareholders and tax attributable to policyholders to support understanding of the performance of the Group.

Profit before tax attributable to shareholders is $1,175 million and compares to profit before tax of $1,243 million as shown in the Consolidated income statement.

The total tax charge for the Group reflects tax that, in addition to that relating to shareholders' profit, it is also attributable to policyholders through the interest in with-profits or unit-linked funds. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders' and shareholders' returns.

Segmental analysis of results and earnings attributable to shareholders
The Group uses adjusted operating profit as the segmental measure of its results. Total segmental adjusted operating profit is $1,782 million as shown in note B1.1.
The basis of calculation of adjusted operating profit is provided in note B1.2.

The vast majority of the Group's investments are valued at fair value through profit and loss. Short-term fluctuations in the fair value of investments are only partially offset by the effect of economic changes on insurance contract assets and liabilities and so affect the result for the period. The Group therefore provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature.

(c)   Other items requiring application of critical estimates or judgements

VFA eligibility assessment
The Group applies judgements in assessing the VFA eligibility of contracts. Application of the VFA impacts the calculation of the CSM at the balance sheet date, which in turn impacts the future year's amortisation recognised in the income statement. Unlike the GMM approach, the VFA approach absorbs economic impacts within the CSM, rather than in the profit and loss account.

The total insurance and reinsurance CSM at the balance sheet date is $20,820 million, including joint ventures and associates, and the CSM amortisation, net of reinsurance, recognised in the income statement is $1,177 million as shown in note C3.2. Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition was calculated under the VFA.

IFRS 17 requires the use of the VFA for insurance contracts with direct participation features, ie substantially investment-related service contracts for which, at inception:

a.     the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
b.     the entity expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and
c.     the entity expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

The following key judgements have been made in assessing VFA eligibility:

Definition of substantial	The term substantial is interpreted to mean greater than 50 per cent.
Contractual terms	In some circumstances contractual terms are implied by customary business practices.
Granularity of assessment
The assessment has been carried out at a contract level. However, to the extent insurance contracts in a group affect the cash flows to policyholders of contracts in other groups (referred to as "mutualisation"), eligibility for the VFA has been assessed at the level at which such mutualisation occurs (eg fund level).

Calculation basis	VFA eligibility assessments have been performed on a basis consistent with how the Group measures its realistic expectations, for example when pricing, monitoring or setting returns to policyholders.
Contracts not qualifying for the VFA are accounted for under the GMM or PAA. The PAA is not used significantly within the Group.

Carrying value of distribution rights intangible assets
The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangements, or changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights.

To determine the impaired value, the Group estimates the discounted future expected cash flows arising from the cash generating unit containing the distribution rights.
Impacts $3,428 million of assets as shown in note C4.2.

Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid and fees payable not subject to performance conditions. Distribution rights impairment testing is conducted when there is an indication of an impairment.

To assess indicators of an impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate that an impairment has occurred.

If an impairment has occurred, a charge is recognised in the income statement for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the cash generating unit to which it is allocated.

Financial investments - Valuation
Financial investments held at fair value, net of derivative liabilities, excluding those held by joint ventures and associates is $141,359 million as shown in note C2.2(a).

Financial investments held at amortised cost represent $5,200 million of the Group's total assets.

The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value (primarily through profit or loss). Financial investments held at amortised cost primarily comprise loans and deposits and certain debt securities held by Eastspring.

Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques. Further details are included in note C2.1.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Quoted market prices are used to value investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties such as brokers or pricing services. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C2.1.

If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2.

B    Earnings performance

B1  Analysis of performance by segment

B1.1  Segment results

		2023 $m	2022 $m		2023 vs 2022%		2022 $m
		Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
CPL		164	132	124	24%	32%	271
Hong Kong		554	598	597	(7)%	(7)%	1,162
Indonesia		109	118	113	(8)%	(4)%	205
Malaysia		165	193	184	(15)%	(10)%	340
Singapore		270	313	320	(14)%	(16)%	570
Growth markets and othernote (ii)		374	337	323	11%	16%	728
Eastspring		146	131	128	11%	14%	260
Total segment profit	B1.3	1,782	1,822	1,789	(2)%	0%	3,536
Other income and expenditure:
Net investment return and other itemsnote (iii)		(28)	(4)	(4)	n/a	n/a	(44)
Interest payable on core structural borrowings		(85)	(103)	(103)	17%	17%	(200)
Corporate expenditurenote (iv)		(115)	(150)	(150)	23%	23%	(276)
Total other income and expenditure		(228)	(257)	(257)	11%	11%	(520)
Restructuring and IFRS 17 implementation costsnote (v)		(92)	(154)	(152)	40%	39%	(294)
Adjusted operating profit	B1.2	1,462	1,411	1,380	4%	6%	2,722
Short-term fluctuations in investment returns		(287)	(2,820)	(2,806)	90%	90%	(3,420)
Gain attaching to corporate transactions	D1	-	62	62	n/a	n/a	55
Profit (loss) before tax attributable to shareholders		1,175	(1,347)	(1,364)	n/a	n/a	(643)
Tax charge attributable to shareholders' returns		(228)	(158)	(147)	(44)%	(55)%	(354)
Profit (loss) for the period		947	(1,505)	(1,511)	n/a	n/a	(997)

Attributable to:
Equity holders of the Company		944	(1,508)	(1,514)	n/a	n/a	(1,007)
Non-controlling interests		3	3	3	n/a	n/a	10
Profit (loss) for the period		947	(1,505)	(1,511)	n/a	n/a	(997)

Basic earnings per share (in cents)		2023	2022		2023 vs 2022%		2022
	Note	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
	B3	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest		45.2¢	40.6¢	39.9¢	11%	13%	79.4¢
Based on profit (loss) for the period, net of non-controlling interest		34.5¢	(55.1)¢	(55.4)¢	n/a	n/a	(36.8)¢

Notes
(i)    Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)   The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from the life joint ventures and associates.
(iii)  Net investment return and other items includes an adjustment to eliminate intercompany profits as described below. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cashflows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting an adjustment is included with the centre's "net investment return and other items" to remove the benefit already recognised when valuing the insurance contract.
(iv)  Corporate expenditure as shown above is for head office functions.
(v)   Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(36) million (half year 2022: $(44) million; full year 2022: $(137) million), largely comprising the costs of Group-wide projects including the implementation of IFRS 17, reorganisation programmes and initial costs of establishing new business initiatives and operations.

B1.2  Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments'. There have been no changes to the Group's operating segments as reported in these interim financial statements from those reported in the Group's consolidated financial statements for the year ended 31 December 2022. Operations and transactions which do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions.

Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term fluctuations in investment returns and gain or loss on corporate transactions.

Determination of adjusted operating profit
(a)   Approach adopted for insurance businesses
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group's assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary the Group applies the following approach when attributing the 'net investment result' between operating and non-operating profit:

-      Returns on investments that meet the definition of an 'underlying item', namely those investments that determine some of the amounts payable to a policyholder such as assets within unit linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.
-      For insurance contracts measured under the General Measurement Model, the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments respectively. Deducted from this amount is the unwind of the liquidity premium included in the current discount rate for the liabilities.
-      A longer-term rate of return is applied to all other investments held by the Group's insurance business for the purposes of calculating adjusted operating profit. More detail on how longer-term rates are determined is set below.

The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as 'short-term fluctuations in investment returns' as a component of non-operating profit.

The 'insurance service result' is recognised in adjusted operating profit in full with the exception of gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach. If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the insurance service results presented in the income statement is classified as part of 'short-term fluctuations in investment returns', a component of non-operating profit.

(b)   Determination of longer-term returns
The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from period to period but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.

Debt securities and loans
For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 7.8 per cent for all periods shown above.

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all periods shown above.

Derivative value movements
In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c)   Non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market related items only where it is expected these will unwind over time.

B1.3  Analysis of adjusted operating profit by driver
The table below analyses the Group's adjusted operating profit into the underlying drivers using the following categories:

-      Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contacts where gains and losses can be shared across cohorts as described in note B1.2.
-      Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
-      Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by under any reinsurance contracts in place.
-      Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2).
-      Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
-      Net investment result on longer-term basis comprises the component of the 'net investment result' that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.

Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.

	2023 $m	2022 $m		2023 vs 2022%		2022 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
Adjusted release of CSMnote	1,178	1,212	1,189	(3)%	(1)%	2,265
Release of risk adjustment	107	98	96	9%	11%	179
Experience variances	(92)	(19)	(13)	n/a	n/a	(66)
Other insurance service result	(85)	(134)	(128)	37%	34%	(204)
Adjusted insurance service resultnote	1,108	1,157	1,144	(4)%	(3)%	2,174
Net investment result on longer-term basisnote	612	653	632	(6)%	(3)%	1,290
Other insurance income and expenditure	(45)	(83)	(80)	46%	44%	(98)
Share of related tax charges from joint ventures and associates	(39)	(36)	(35)	(8)%	(11)%	(90)
Insurance business	1,636	1,691	1,661	(3)%	(2)%	3,276
Eastspring	146	131	128	11%	14%	260
Other income and expenditure	(228)	(257)	(257)	11%	11%	(520)
Restructuring and IFRS 17 implementation costs	(92)	(154)	(152)	40%	39%	(294)
Adjusted operating profit	1,462	1,411	1,380	4%	6%	2,722

Note
The adjusted release of CSM and the adjusted insurance service result are reconciled to the information in the Analysis of movements in insurance and reinsurance contract balances by measurement component in note C3.2 (including joint ventures and associates) and the condensed consolidated income statement as follows:

	2023 $m	2022 $m
	Half year	Half year	Full year
Release of CSM, net of reinsurance as included within Insurance service result on the consolidated income statement	1,068	1,088	2,013
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	109	113	229
Release of CSM, net of reinsurance as shown in note C3.2
Insurance	1,223	n/a	2,413
Reinsurance	(46)	n/a	(171)
	1,177	n/a	2,242
Adjustment to release of CSM for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	1	11	23
Adjusted release of CSM as shown above	1,178	1,212	2,265

Insurance service result as shown in the consolidated income statement	1,019	1,258	2,177
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	70	45	112
Insurance service result as shown in note C3.2
Insurance	1,181	n/a	2,396
Reinsurance	(92)	n/a	(107)
	1,089	n/a	2,289
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 less the change to the release of CSM shown above	70	(83)	(33)
Other primarily related to policyholder tax*	(51)	(63)	(82)
Adjusted insurance service result as shown above	1,108	1,157	2,174
* Other primarily relates to the offsetting of the expected and variance of the tax charge attributable to policyholders included in the insurance service result in the income statement and the actual tax charge that is presented in the IAS 12 tax line in the income statement but included in the pre-tax adjusted operating profit attributable to shareholders. These tax amounts, while presented in different lines in the consolidated income statement, are wholly attributable to policyholders with no net impact to adjusted operating profit and so have been offset in the analysis above.

In addition, net investment result on longer-term basis is reconciled to the net investment result in the condensed consolidated income statement as follows:

	2023 $m	2022 $m
	Half year	Half year	Full year
Net investment result as shown in the consolidated income statement	652	(2,098)	(1,883)
Remove investment return of non-insurance entities	(39)	(34)	(54)
Remove short-term fluctuations in investment return included in non-operating profit*	287	2,820	3,420
Other items*	(288)	(35)	(193)
Net investment result on longer-term basis as shown above	612	653	1,290
* These reconciling line items include the impact from the Group's life joint ventures and associates.

B1.4  Revenue
The Group recognises insurance revenue as it satisfies its performance obligations, ie as it provides services under groups of insurance contracts. The insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive consideration, and comprises the following items.

-   A release of the CSM, measured based on coverage units provided;
-   Changes in the risk adjustment for non-financial risk relating to current services;
-   Claims and other insurance service expenses for the period expected at the beginning of the year; and
-   Other amounts, if any, for example, experience adjustments for premium receipts for current or past services.

In addition, the Group allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period using the same amortisation factor used to amortise CSM. The Group recognises the allocated amount, adjusted for interest accretion, as insurance revenue and an equal amount as insurance service expenses.

Non-distinct investment components are excluded from insurance revenue and insurance service expenses.
Policy fees charged on investment contracts without discretionary participation features for asset management and policy administration fees are recognised when related services are provided.

	Half year 2023 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total
Insurance revenue	1,582	551	566	946	946	-	-	4,591	-	4,591
Other revenuenote (ii)	11	2	-	1	17	145	-	176	-	176
Total revenue from external customers	1,593	553	566	947	963	145	-	4,767	-	4,767
Intra-group revenue	-	-	-	-	-	103	(103)	-	-	-
Interest income	540	40	133	444	393	3	-	1,553	61	1,614
Dividend and other investment income	410	81	79	273	65	2	-	910	7	917
Investment appreciation (depreciation)	2,345	36	(69)	1,234	1,128	4	-	4,678	(38)	4,640
Total revenue	4,888	710	709	2,898	2,549	257	(103)	11,908	30	11,938

	Half year 2022 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total
Insurance revenue	1,386	539	507	864	863	-	-	4,159	-	4,159
Other revenuenote (ii)	14	-	-	2	7	181	-	204	-	204
Total revenue from external customers	1,400	539	507	866	870	181	-	4,363	-	4,363
Intra-group revenue	-	-	-	-	1	106	(107)	-	-	-
Interest income	477	39	110	387	303	1	-	1,317	3	1,320
Dividend and other investment income	338	103	103	321	66	-	-	931	19	950
Investment appreciation (depreciation)	(17,659)	(161)	(603)	(5,403)	(2,327)	(17)	-	(26,170)	28	(26,142)
Total revenue	(15,444)	520	117	(3,829)	(1,087)	271	(107)	(19,559)	50	(19,509)

	Full year 2022 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total
Insurance revenue	2,840	1,070	1,029	1,815	1,795	-	-	8,549	-	8,549
Other revenuenote (ii)	65	6	-	1	33	330	-	435	1	436
Total revenue from external customers	2,905	1,076	1,029	1,816	1,828	330	-	8,984	1	8,985
Intra-group revenue	-	-	-	-	1	199	(200)	-	-	-
Interest income	927	83	208	724	601	4	-	2,547	50	2,597
Dividend and other investment income	689	77	183	576	107	1	-	1,633	25	1,658
Investment appreciation (depreciation)	(23,615)	(69)	(386)	(6,679)	(2,860)	(21)	-	(33,630)	(5)	(33,635)
Total revenue	(19,094)	1,167	1,034	(3,563)	(323)	513	(200)	(20,466)	71	(20,395)

Notes
(i)    The Group's share of the results from the joint ventures and associates including CPL that are equity accounted for is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above.
(ii)   Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $145 million (half year 2022: $181 million; full year 2022: $330 million).

B2  Tax charge

The total tax charge in the income statement is as follows:

	2023 $m	2022 $m
	Half year	Half year	Full year
Hong Kong	(63)	(57)	(106)
Indonesia	(27)	(17)	(27)
Malaysia	(43)	32	(44)
Singapore	(91)	46	(61)
Growth markets and other	(66)	(171)	(210)
Eastspring	(14)	(14)	(26)
Total segment	(304)	(181)	(474)
Unallocated to a segment (central operations)	8	(1)	(4)
Total tax charge	(296)	(182)	(478)

Analysed by:
Current tax	(238)	(255)	(481)
Deferred tax	(58)	73	3
Total tax charge	(296)	(182)	(478)

Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

The actual shareholder tax rates of the relevant business operations are shown below:

	Half year 2023%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	5%	21%	22%	16%	22%	10%	3%	15%
Tax rate on profit before tax attributable to shareholders' returns	5%	22%	23%	16%	13%	10%	2%	19%

	Half year 2022%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	5%	22%	22%	15%	41%	11%	0%	21%
Tax rate on profit before tax attributable to shareholders' returns	(3)%	22%	(50)%	17%	85%	11%	0%	(12)%

	Full year 2022%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	4%	19%	26%	16%	33%	10%	0%	20%
Tax rate on profit before tax attributable to shareholders' returns	(7)%	16%	25%	63%	40%	10%	(1)%	(55)%

B3  Earnings per share

	Half year 2023
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,462	(221)	(3)	1,238	45.2¢	45.2¢
Short-term fluctuations in investment returns	(287)	(7)	-	(294)	(10.7)¢	(10.7)¢
Gain attaching to corporate transactions	-	-	-	-	-¢	-¢
Based on profit for the period	1,175	(228)	(3)	944	34.5¢	34.5¢

	Half year 2022
	Before tax	Tax	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,411	(296)	(4)	1,111	40.6¢	40.6¢
Short-term fluctuations in investment returns	(2,820)	138	1	(2,681)	(98.0)¢	(98.0)¢
Gain attaching to corporate transactions	62	-	-	62	2.3¢	2.3¢
Based on profit for the period	(1,347)	(158)	(3)	(1,508)	(55.1)¢	(55.1)¢

	Full year 2022
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,722	(539)	(11)	2,172	79.4¢	79.4¢
Short-term fluctuations in investment returns	(3,420)	185	1	(3,234)	(118.2)¢	(118.2)¢
Gain attaching to corporate transactions	55	-	-	55	2.0¢	2.0¢
Based on profit for the year	(643)	(354)	(10)	(1,007)	(36.8)¢	(36.8)¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the period, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the ordinary shares during the period. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

	2023	2022
Number of shares (in millions)	Half year	Half year	Full year
Weighted average number of shares for calculation of basic earnings per share	2,740	2,736	2,736
Shares under option at end of period	1	-	1
Shares that would have been issued at fair value on assumed option price at end of period	(1)	-	(1)
Weighted average number of shares for calculation of diluted earnings per share	2,740	2,736	2,736

B4        Dividends

	Half year 2023		Half year 2022		Full year 2022
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting period:
First interim dividend	6.26¢	172	5.74¢	158	5.74¢	154
Second interim dividend	-	-	-	-	13.04¢	359
Total relating to reporting period	6.26¢	172	5.74¢	158	18.78¢	513
Dividends paid in reporting period:
Current year first interim dividend	-	-	-	-	5.74¢	154
Second interim dividend for prior year	13.04¢	361	11.86¢	320	11.86¢	320
Total paid in reporting period	13.04¢	361	11.86¢	320	17.60¢	474

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share
On 19 October 2023, Prudential will pay a first interim dividend of 6.26 cents per ordinary share for the year ending 31 December 2023. The first interim dividend will be paid to shareholders recorded on the UK register at 6.00pm (British Summer Time) or on the HK branch register at 4.30pm (Hong Kong Time) on 8 September 2023 (Record Date) and also to the holders of US American Depositary Receipts (ADRs) as at 8 September 2023. The first interim dividend will be paid on or about 26 October 2023 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect to receive dividend payments in USD. Elections must be made through the relevant UK or HK share registrar on or before 29 September 2023. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 9 October 2023. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    Financial position

C1  Group assets and liabilities

C1.1 Group investments by business type
The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 30 June 2023 were $1,127 million (31 December 2022: $1,152 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

The following table classifies assets into those that primarily back the Group's participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring's investments and those that are unallocated to a segment (principally centrally held investments).

In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.

In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders' equity or are non-underlying items backing General Measurement Model liabilities and therefore these other investments are recognised in adjusted operating profit at a longer-term rate.

	30 Jun 2023 $m
	Asia and Africa
	Insurance
	Funds with policyholder participation*	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities:
Sovereign debt
Indonesia	408	637	460	-	1,505	-	1,505
Singapore	3,330	571	943	-	4,844	-	4,844
Thailand	1	3	1,612	-	1,616	-	1,616
United Kingdom	-	4	44	-	48	-	48
United States	23,364	18	1,756	-	25,138	-	25,138
Vietnam	3,084	27	180	-	3,291	-	3,291
Other (predominantly Asia)	4,056	672	1,675	27	6,430	-	6,430
Subtotal	34,243	1,932	6,670	27	42,872	-	42,872
Other government bonds
AAA	1,421	89	137	-	1,647	-	1,647
AA+ to AA-	85	11	22	-	118	-	118
A+ to A-	694	114	234	-	1,042	-	1,042
BBB+ to BBB-	231	51	71	-	353	-	353
Below BBB- and unrated	487	15	76	-	578	-	578
Subtotal	2,918	280	540	-	3,738	-	3,738
Corporate bonds
AAA	1,175	169	234	-	1,578	-	1,578
AA+ to AA-	2,527	356	932	-	3,815	-	3,815
A+ to A-	10,141	540	2,291	-	12,972	-	12,972
BBB+ to BBB-	8,938	711	2,019	-	11,668	-	11,668
Below BBB- and unrated	2,487	583	356	2	3,428	-	3,428
Subtotal	25,268	2,359	5,832	2	33,461	-	33,461
Asset-backed securities
AAA	194	1	66	-	261	-	261
AA+ to AA-	16	2	2	-	20	-	20
A+ to A-	46	1	10	-	57	-	57
BBB+ to BBB-	15	-	3	-	18	-	18
Below BBB- and unrated	2	1	-	-	3	-	3
Subtotal	273	5	81	-	359	-	359
Total debt securitiesnotes (i)(iii)	62,702	4,576	13,123	29	80,430	-	80,430
Loans:
Mortgage loans	99	-	45	-	144	-	144
Other loans	430	-	-	-	430	-	430
Total loans	529	-	45	-	574	-	574
Equity securities and holdings in collective investment schemes:
Direct equities	17,352	11,637	156	106	29,251	-	29,251
Collective investment schemes	22,670	7,070	1,514	3	31,257	-	31,257
Total equity securities and holdings in collective investment schemes	40,022	18,707	1,670	109	60,508	-	60,508
Other financial investmentsnote (ii)	2,416	403	1,503	96	4,418	1,096	5,514
Total financial investments	105,669	23,686	16,341	234	145,930	1,096	147,026
Investment properties	-	-	38	-	38	-	38
Cash and cash equivalents	900	699	1,410	159	3,168	2,752	5,920
Total investments	106,569	24,385	17,789	393	149,136	3,848	152,984

	31 Dec 2022 $m
	Asia and Africa
	Insurance
	Funds with policyholder participation*	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities:
Sovereign debt
Indonesia	565	589	400	3	1,557	-	1,557
Singapore	3,240	507	917	67	4,731	-	4,731
Thailand	-	-	1,456	-	1,456	-	1,456
United Kingdom	-	4	-	-	4	-	4
United States	21,580	54	257	-	21,891	-	21,891
Vietnam	2,263	12	135	-	2,410	-	2,410
Other (predominantly Asia)	3,663	646	1,666	27	6,002	-	6,002
Subtotal	31,311	1,812	4,831	97	38,051	-	38,051
Other government bonds
AAA	1,480	85	108	-	1,673	-	1,673
AA+ to AA-	112	21	20	-	153	-	153
A+ to A-	765	139	233	-	1,137	-	1,137
BBB+ to BBB-	327	77	99	-	503	-	503
Below BBB- and unrated	483	22	67	-	572	-	572
Subtotal	3,167	344	527	-	4,038	-	4,038
Corporate bonds
AAA	1,094	181	268	-	1,543	-	1,543
AA+ to AA-	2,356	385	1,151	-	3,892	-	3,892
A+ to A-	9,233	524	2,345	-	12,102	-	12,102
BBB+ to BBB-	9,515	1,325	2,344	1	13,185	-	13,185
Below BBB- and unrated	2,918	444	454	-	3,816	-	3,816
Subtotal	25,116	2,859	6,562	1	34,538	-	34,538
Asset-backed securities
AAA	228	5	85	-	318	-	318
AA+ to AA-	7	1	2	-	10	-	10
A+ to A-	25	-	9	-	34	-	34
BBB+ to BBB-	17	-	6	-	23	-	23
Below BBB- and unrated	2	1	1	-	4	-	4
Subtotal	279	7	103	-	389	-	389
Total debt securitiesnotes (i)(iii)	59,873	5,022	12,023	98	77,016	-	77,016
Loans:
Mortgage loans	92	-	48	-	140	-	140
Other loans	450	-	-	-	450	-	450
Total loans	542	-	48	-	590	-	590
Equity securities and holdings in collective investment schemes:
Direct equities	15,000	11,379	202	61	26,642	266	26,908
Collective investment schemes	22,015	6,760	1,992	2	30,769	2	30,771
Total equity securities and holdings in collective investment schemes	37,015	18,139	2,194	63	57,411	268	57,679
Other financial investmentsnote (ii)	3,010	379	1,599	107	5,095	1,749	6,844
Total financial investments	100,440	23,540	15,864	268	140,112	2,017	142,129
Investment properties	-	-	37	-	37	-	37
Cash and cash equivalents	1,563	749	1,266	127	3,705	1,809	5,514
Total investments	102,003	24,289	17,167	395	143,854	3,826	147,680
* Represents investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

Notes
(i)    Of the Group's debt securities, the following amounts were held by the consolidated investment funds:

	30 Jun 2023 $m	31 Dec 2022 $m
Debt securities held by consolidated investment funds	10,769	11,899
(ii)   Other financial investments comprise derivative assets and deposits.
(iii)  The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

C1.2  Other assets and liabilities
Property, plant and equipment (PPE)
At 30 June 2023, there are PPE of $396 million (31 December 2022: $437 million). During half year 2023, the Group made additions of $37 million of PPE (full year 2022: $83 million), of which $19 million relates to right-of-use assets (full year 2022: $49 million).

Accrued investment income and other debtors
At 30 June 2023, there are accrued investment income and other debtors of $2,052 million (31 December 2022: $1,951 million), of which $1,918 million (31 December 2022: $1,882 million) are expected to be settled within one year.

Accruals, deferred income and other creditors
At 30 June 2023, there are accruals, deferred income and other liabilities of $2,277 million (31 December 2022: $2,866 million), of which $2,078 million (31 December 2022: $2,686 million) are due within one year.

C2    Fair value measurement

C2.1  Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The fair value of the subordinated and senior debt issued by the Group  is determined using quoted prices from independent third parties.

Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities, refer to note C2.1 of the Group IFRS financial statements for the year ended 31 December 2022.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2  Fair value measurement hierarchy of Group assets and liabilities
(a)   Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss at 30 June 2023. At 31 December 2022 $266 million of financial assets were classified as available-for-sale under IAS 39 related to the Group's retained interest in Jackson's equity securities. All assets and liabilities held at fair value are measured on a recurring basis.

Financial instruments at fair value

	30 Jun 2023 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	-	427	3	430
Equity securities and holdings in collective investment schemes	52,124	7,159	1,225	60,508
Debt securities	60,343	20,049	38	80,430
Derivative assets	329	129	-	458
Derivative liabilities	(182)	(285)	-	(467)
Total financial investments, net of derivative liabilities	112,614	27,479	1,266	141,359
Investment contract liabilities without discretionary participation features	-	(716)	-	(716)
Net asset value attributable to unit holders of consolidated investment funds	(2,683)	-	-	(2,683)
Total financial instruments at fair value	109,931	26,763	1,266	137,960
Percentage of total (%)	80%	19%	1%	100%

	31 Dec 2022 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	-	447	3	450
Equity securities and holdings in collective investment schemes	49,725	7,130	824	57,679
Debt securities	57,148	19,763	38	76,949
Derivative assets	82	487	-	569
Derivative liabilities	(778)	(223)	-	(1,001)
Total financial investments, net of derivative liabilities	106,177	27,604	865	134,646
Investment contract liabilities without discretionary participation features	-	(663)	-	(663)
Net asset value attributable to unit holders of consolidated investment funds	(4,193)	-	-	(4,193)
Total financial instruments at fair value	101,984	26,941	865	129,790
Percentage of total (%)	78%	21%	1%	100%

Notes
(i)    Of the total level 2 debt securities of $20,049 million at 30 June 2023 (31 December 2022: $19,763 million), $10 million (31 December 2022: $37 million) are valued internally.
(ii)   At 30 June 2023, the Group held $1,266 million (31 December 2022: $865 million) of net financial instruments at fair value within level 3. This represents less than 1.0 per cent of the total fair valued financial assets, net of financial liabilities, for all periods and comprises the following:
-      Equity securities and holdings in collective investment schemes of $1,225 million (31 December 2022: $824 million) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (31 December 2022: $1 million) are internally valued, representing less than 0.1 per cent for all periods of the total fair valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
-      Other sundry individual financial instruments of a net asset of $41 million (31 December 2022: $41 million).
Of the net financial instruments of $1,266 million at 30 June 2023 (31 December 2022: $865 million) referred to above:
-      A net asset of $1,233 million (31 December 2022: $830 million) is held by the Group's with-profits and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
-      The remaining level 3 investments comprise a net asset of $33 million (31 December 2022: $35 million) and are primarily corporate bonds valued using external prices adjusted to reflect the specific known conditions relating to these bonds (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(3) million (31 December 2022: $(4) million), which would reduce shareholders' equity by this amount before tax.

(b)   Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During the first half of 2023, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $1,128 million and transfers from level 2 to level 1 of $993 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers from level 3 to level 2 and no transfers into level 3 in the period.

Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentational currency of US dollars.

	Half year 2023 $m
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of period	3	824	38	865
Total gains in income statementnote	-	14	3	17
Total losses recorded in other comprehensive income	-	(28)	(3)	(31)
Purchases and other additions	-	417	-	417
Sales	-	(2)	-	(2)
Balance at end of period	3	1,225	38	1,266

	Full year 2022 $m
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of year	5	577	58	640
Total losses in income statementnote	(2)	(31)	(2)	(35)
Total losses recorded in other comprehensive income	-	(6)	(3)	(9)
Purchases and other additions	-	305	-	305
Sales	-	(21)	-	(21)
Transfers out of level 3	-	-	(15)	(15)
Balance at end of year	3	824	38	865

Note
Of the total net gains in the income statement of $17 million at half year 2023 (full year 2022: net losses of $(35) million), $19 million (full year 2022: net losses of $(12) million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	Half year 2023 $m	Full year 2022 $m
Loans	-	(2)
Equity securities and holdings in collective investment schemes	16	(8)
Debt securities	3	(2)
Total net gains (losses)	19	(12)

(c)   Assets and liabilities at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	30 Jun 2023 $m		31 Dec 2022 $m
	Carrying value	Fair value	Carrying value	Fair value
Assets:
Debt securities	-	-	67	67
Loans	144	173	140	206
Liabilities:
Core structural borrowings of shareholder-financed businesses	(3,949)	(3,560)	(4,261)	(3,834)
Operational borrowings (excluding lease liabilities)	(554)	(554)	(516)	(516)
Obligations under funding, securities lending and sale and repurchase agreements	(617)	(617)	(582)	(582)
Total net financial liabilities at amortised cost	(4,976)	(4,558)	(5,152)	(4,659)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the Group, has been estimated from the discounted cash flows expected to be received or paid. The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

C2.3  Additional information on financial instruments
The following table and the accompanying notes explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as at 1 January 2023 (date of initial application). The effects of the reclassification of financial assets as a result of transition to IFRS 9 is not material.

Financial instruments			1 Jan 2023 $m
	Original classification under IAS 39	New classification under IFRS 9	Original carrying value under IAS 39	New carrying value under IFRS 9
Financial assets
Loansnote (i)	Amortised cost	Amortised cost	140	140
Loans/debt securitiesnote (ii)	Amortised cost	Mandatorily at fair value through profit or loss	26	27
Loans	Fair value through profit or loss	Mandatorily at fair value through profit or loss	450	450
Equity securities and portfolio holdings in collective investment schemes	Fair value through profit or loss	Mandatorily at fair value through profit or loss	57,414	57,414
Equity securities	Available-for-sale	Fair value through other comprehensive income	265	265
Debt securities held by Eastspringnote (iii)	Fair value through profit or loss	Amortised cost	67	67
Other Debt securities	Fair value through profit or loss	Mandatorily at fair value through profit or loss	76,922	76,922
Derivative assets	Fair value through profit or loss	Mandatorily at fair value through profit or loss	569	569
Accrued investment income	Loans and receivables	Amortised cost	983	983
Deposits	Loans and receivables	Amortised cost	6,275	6,275
Cash and cash equivalents	Loans and receivables	Amortised cost	5,514	5,514
Other debtorsnote (i)	Loans and receivables	Amortised cost	968	968

Financial liabilities
Investment contract liabilities	Fair value through profit or loss	Mandatorily at fair value through profit or loss	663	663
Derivative liabilities	Fair value through profit or loss	Mandatorily at fair value through profit or loss	1,001	1,001
Core structural borrowings of shareholder-financed businesses	Amortised cost	Amortised cost	4,261	4,261
Operational borrowings	Amortised cost	Amortised cost	815	815
Obligations under funding, securities lending and sale and repurchase agreements	Amortised cost	Amortised cost	582	582
Net asset value attributable to unit holders of consolidated investment funds	Fair value through profit or loss	Designated at fair value through profit or loss	4,193	4,193
Accruals, deferred income and other creditorsnote (i)	Amortised cost	Amortised cost	2,866	2,866

Notes
(i)    In accordance with IFRS 17 requirements policy loans and debtor and creditor balances that are related to insurance contracts are included within the measurement of insurance contract liabilities. Therefore, the amounts for these balance sheet line items as presented in this table do not include such balances.
(ii)   Certain securities that were classified as loans at amortised cost under IAS 39 were reclassified to debt securities at fair value through profit or loss under IFRS 9 aligning to how these securities are managed.
(iii)  Under IAS 39, debt securities held by Eastspring were classified as FVTPL. The Group has reclassified these debt securities to the amortised cost category under IFRS 9 to align to how Eastspring manages these securities in order to generate cash flows.

C3  Insurance and reinsurance contracts

C3.1  Group overview
The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position:

	Excluding JVs and associates						Including JVs and associatesnote
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
As at 30 Jun 2023
Best estimate liabilities (BEL)	3,676	794	114,648	952	110,972	158	3,710	927	132,680	992	128,970	65
Risk adjustment for non-financial risk (RA)	(533)	(76)	1,490	(40)	2,023	36	(531)	(59)	1,732	(43)	2,263	16
Contractual service margin (CSM)	(2,007)	1,305	17,958	38	19,965	(1,267)	(2,004)	1,294	20,081	29	22,085	(1,265)
Insurance contract balancesnote C3.2	1,136	2,023	134,096	950	132,960	(1,073)	1,175	2,162	154,493	978	153,318	(1,184)
Assets for insurance acquisition cash flows	31	-	-	-	(31)	-	31	-	-	-	(31)	-
Insurance and reinsurance contract (assets) liabilities	1,167	2,023	134,096	950	132,929	(1,073)	1,206	2,162	154,493	978	153,287	(1,184)

As at 31 Dec 2022
Best estimate liabilities (BEL)	3,540	508	107,582	1,162	104,042	654	3,562	652	124,297	1,193	120,735	541
Risk adjustment for non-financial risk (RA)	(505)	(39)	1,418	(44)	1,923	(5)	(502)	(21)	1,662	(47)	2,164	(26)
Contractual service margin (CSM)	(1,929)	1,387	17,239	57	19,168	(1,330)	(1,921)	1,369	19,383	54	21,304	(1,315)
Insurance contract balancesnote C3.2	1,106	1,856	126,239	1,175	125,133	(681)	1,139	2,000	145,342	1,200	144,203	(800)
Assets for insurance acquisition cash flows	28	-	3	-	(25)	-	28	-	3	-	(25)	-
Insurance and reinsurance contract (assets) liabilities	1,134	1,856	126,242	1,175	125,108	(681)	1,167	2,000	145,345	1,200	144,178	(800)

As at 1 Jan 2022 (transition date)
Best estimate liabilities (BEL)	3,818	1,752	126,438	1,474	122,620	(278)	3,993	1,916	142,146	1,501	138,153	(415)
Risk adjustment for non-financial risk (RA)	(547)	(15)	1,661	(46)	2,208	(31)	(575)	1	1,868	(49)	2,443	(50)
Contractual service margin (CSM)	(2,050)	1,050	21,699	(174)	23,749	(1,224)	(2,161)	1,023	23,787	(176)	25,948	(1,199)
Insurance contract balancesnote C3.2	1,221	2,787	149,798	1,254	148,577	(1,533)	1,257	2,940	167,801	1,276	166,544	(1,664)
Assets for insurance acquisition cash flows	29	-	-	-	(29)	-	29	-	-	-	(29)	-
Insurance and reinsurance contract (assets) liabilities	1,250	2,787	149,798	1,254	148,548	(1,533)	1,286	2,940	167,801	1,276	166,515	(1,664)

Note
The Group's investment in joint ventures and associates is accounted for on an equity method and the Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of CPL, India and Takaful business in Malaysia.

Adjusted shareholders' equity

	30 Jun 2023 $m			31 Dec 2022 $m
	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates
Shareholders' equity	15,081	2,078	17,159	14,472	2,259	16,731
CSM, net of reinsurance	18,698	2,122	20,820	17,838	2,151	19,989
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,305	-	1,305	1,295	-	1,295
Less: Related tax adjustments	(2,341)	(498)	(2,839)	(2,295)	(509)	(2,804)
Adjusted shareholders' equity	32,743	3,702	36,445	31,310	3,901	35,211

	1 Jan 2022 (transition date) $m
	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates
Shareholders' equity	16,238	2,698	18,936
CSM, net of reinsurance	22,525	2,224	24,749
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,144	-	1,144
Less: Related tax adjustments	(2,531)	(527)	(3,058)
Adjusted shareholders' equity	37,376	4,395	41,771

C3.2  Analysis of movements in insurance and reinsurance contract balances by measurement component
An analysis of movements in insurance and reinsurance contract balances by measurement component and including joint ventures and associates is set out below:

	Half year 2023 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net opening balance at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service
Changes in estimates that adjust the CSM	(990)	80	910	-	(36)	23	13	-
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	(12)	-	116	7	-	-	7
New contracts in the period	(1,296)	154	1,184	42	(9)	(3)	12	-
	(2,158)	222	2,094	158	(38)	20	25	7
Changes that relate to current service
Release of CSM to profit or loss	-	-	(1,223)	(1,223)	-	-	46	46
Release of risk adjustment to profit or loss	-	(119)	-	(119)	-	12	-	12
Experience adjustments	(258)	-	-	(258)	(2)	-	-	(2)
	(258)	(119)	(1,223)	(1,600)	(2)	12	46	56
Changes that relate to past service
Adjustments to assets/liabilities for incurred claims	261	-	-	261	29	-	-	29
Insurance service result	(2,155)	103	871	(1,181)	(11)	32	71	92

Net finance (income) expense from insurance contracts
Accretion of interest on GMM contracts	67	20	153	240	12	(1)	(23)	(12)
Other net finance (income) expense	7,350	2	1	7,353	(113)	9	(5)	(109)
	7,417	22	154	7,593	(101)	8	(28)	(121)
Total amount recognised in income statement	5,262	125	1,025	6,412	(112)	40	43	(29)
Effect of movements in exchange rates	(1,420)	(26)	(244)	(1,690)	-	2	7	9
Total amount recognised in comprehensive income	3,842	99	781	4,722	(112)	42	50	(20)

Cash flows
Premiums received (paid) net of ceding commission	13,353	-	-	13,353	(686)	-	-	(686)
Insurance acquisition cash flows	(2,532)	-	-	(2,532)	-	-	-	-
Claims and other insurance service expenses paid	(6,388)	-	-	(6,388)	-	-	-	-
Recoveries from reinsurance	-	-	-	-	327	-	-	327
Total cash flows	4,433	-	-	4,433	(359)	-	-	(359)

Other changesnote	(40)	-	-	(40)	(5)	-	-	(5)

Closing assets	(3,710)	531	2,004	(1,175)	(927)	59	(1,294)	(2,162)
Closing liabilities	132,680	1,732	20,081	154,493	992	(43)	29	978
Net closing balance at 30 Jun	128,970	2,263	22,085	153,318	65	16	(1,265)	(1,184)

	Full year 2022 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,993)	575	2,161	(1,257)	(1,916)	(1)	(1,023)	(2,940)
Opening liabilities	142,146	1,868	23,787	167,801	1,501	(49)	(176)	1,276
Net opening balance at 1 Jan	138,153	2,443	25,948	166,544	(415)	(50)	(1,199)	(1,664)
Changes that relate to future service
Changes in estimates that adjust the CSM	4,214	(226)	(3,988)	-	284	10	(294)	-
Changes in estimates that result in losses or reversal of losses on onerous contracts	162	(52)	-	110	(17)	-	-	(17)
New contracts in the period	(2,210)	259	2,027	76	(37)	-	37	-
	2,166	(19)	(1,961)	186	230	10	(257)	(17)
Changes that relate to current service
Release of CSM to profit or loss	-	-	(2,413)	(2,413)	-	-	171	171
Release of risk adjustment to profit or loss	-	(184)	-	(184)	-	5	-	5
Experience adjustments	(119)	-	-	(119)	(80)	-	-	(80)
	(119)	(184)	(2,413)	(2,716)	(80)	5	171	96
Changes that relate to past service
Adjustments to assets/liabilities for incurred claims	133	1	-	134	28	-	-	28
Insurance service result	2,180	(202)	(4,374)	(2,396)	178	15	(86)	107

Net finance (income) expense from insurance contracts
Accretion of interest on GMM contracts	182	13	294	489	(8)	(6)	(39)	(53)
Other net finance (income) expense	(28,612)	(12)	117	(28,507)	1,215	10	4	1,229
	(28,430)	1	411	(28,018)	1,207	4	(35)	1,176
Total amount recognised in income statement	(26,250)	(201)	(3,963)	(30,414)	1,385	19	(121)	1,283
Effect of movements in exchange rates	(3,070)	(78)	(681)	(3,829)	3	5	5	13
Total amount recognised in comprehensive income	(29,320)	(279)	(4,644)	(34,243)	1,388	24	(116)	1,296

Cash flows
Premiums received (paid) net of ceding commission	27,916	-	-	27,916	(1,013)	-	-	(1,013)
Insurance acquisition cash flows	(3,690)	-	-	(3,690)	-	-	-	-
Claims and other insurance service expenses paid	(12,241)	-	-	(12,241)	-	-	-	-
Recoveries from reinsurance	-	-	-	-	567	-	-	567
Total cash flows	11,985	-	-	11,985	(446)	-	-	(446)

Other changesnote	(83)	-	-	(83)	14	-	-	14

Closing assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Closing liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net closing balance at 31 Dec	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)

Note
Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation, amortisation) from insurance contract asset/liability balance.

C3.3  Contractual service margin
The following tables illustrate when the Group expects to recognise the remaining contractual service margin in profit or loss after the reporting date based on the assumptions and economics in place at 31 December 2022. Future new business is excluded. The amounts shown include the Group's share of the amounts in respect of the life joint ventures and associates of CPL, India and Takaful business in Malaysia. These are accounted for under the equity method in a single line in the consolidated statement of financial position and hence are not included in the CSM balance presented in the aforementioned statement.

(a)   Insurance contracts - expected recognition of the contractual service margin on a discounted basis

	31 Dec 2022 $m
	Liabilities (Assets)
	Total as reported on consolidated statement of financial position	Group's share relating to JVs and associates	Total segment, including Group's share relating to JVs and associates
1 year or less	1,981	219	2,200
After 1 year to 2 years	1,751	175	1,926
After 2 years to 3 years	1,555	155	1,710
After 3 years to 4 years	1,385	138	1,523
After 4 years to 5 years	1,217	122	1,339
After 5 years to 10 years	4,306	454	4,760
After 10 years to 15 years	2,705	292	2,997
After 15 years to 20 years	1,666	201	1,867
After 20 years	2,602	380	2,982
	19,168	2,136	21,304

(b)   Reinsurance contracts - expected recognition of the contractual service margin on a discounted basis

	31 Dec 2022 $m
	Liabilities (Assets)
	Total as reported on consolidated statement of financial position	Group's share relating to JVs and associates	Total segment, including Group's share relating to JVs and associates
1 year or less	(122)	(2)	(124)
After 1 year to 2 years	(111)	2	(109)
After 2 years to 3 years	(100)	2	(98)
After 3 years to 4 years	(89)	2	(87)
After 4 years to 5 years	(80)	2	(78)
After 5 years to 10 years	(301)	5	(296)
After 10 years to 15 years	(188)	3	(185)
After 15 years to 20 years	(119)	1	(118)
After 20 years	(220)	-	(220)
	(1,330)	15	(1,315)

C3.4  Products and determining contract liabilities
(a)   Measurement of insurance and reinsurance contracts
Separating components
A contract has an investment component if there is an amount (which could be zero) that the contract requires the entity to repay to the policyholder in all circumstances that have commercial substance. The surrender value, net of policy loans (where these exist), is accounted as the investment component of a contract. Participating and non-participating (such as whole-life and endowment) contracts have explicit surrender values. There are a relatively small number of products that do not have a surrender value, and the investment components of these contracts are determined on a case-by-case basis.

At inception, the Group is required to separate distinct investment components, distinct services other than insurance contract services and embedded derivatives from an insurance contract and account for them as if they were stand-alone contracts. An investment is distinct if and only if (a) the insurance and investment components are not highly interrelated and (b) a contract with equivalent terms is, or could be, sold separately in the same market or jurisdiction.

The non-distinct investment components are excluded from insurance revenue and insurance service expenses.

Asset management services for investments held under an insurance contract are not separated.

Subsequent measurement of CSM
The CSM of each group of contracts is calculated at each reporting date as follows.

The carrying amount of the CSM of contracts measured under the GMM at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) interest accreted at locked-in discount rate; (c) changes in fulfilment cash flows arising from operating assumption changes that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The carrying amount of the CSM of contracts measured under the VFA at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) the change in the amount of the Group's share of the fair value of the underlying items; (c) changes in fulfilment cash flows arising from both operating and economic assumption changes that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The table below provides a description of the material features of each of the key products written by the Group, together with the measurement model used to determine their contract liabilities under IFRS 17.

Contract type	Description and material features	Measurement model
With-profits contracts (written in Hong Kong, Singapore and Malaysia)
Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the local business unit.

With-profits products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by the segregated funds and their estates.

Additional health and protection benefits can be provided through riders (which are not separated from the base with-profits contracts).

All with-profits contracts of the Group written in Hong Kong, Singapore and Malaysia are measured using the VFA model.

The shareholders' share of the excess of the assets of the with-profits funds over policyholder liabilities is recognised within shareholders' equity.

Other participating contracts	Similar to the with-profits contracts, other participating contracts include savings and/or protection elements, with policyholders and shareholders sharing in the returns of the underlying funds.	Other participating contracts of the Group are measured under the VFA model except for the contracts that are written by the Group's life joint venture, CPL, where the GMM approach is applied.
Unit-linked contracts
Combines savings with health and protection riders (which, under IFRS 17, are not separated from the base contract). The cash value of the policy primarily depends on the value of the underlying unitised funds.

Unit-linked contracts are measured either under the VFA or the GMM depending on the relative size of the savings and protection benefits of the contract. The larger the protection component the more likely the contract is required to be measured under the GMM.

Health and protection - Shareholder- backed participating critical illness contracts
Shareholder-backed participating critical illness contracts are written by the Group's Hong Kong business. These products combine critical illness and death benefits with a savings element. These are whole life products and have regular premium payments with a limited payment term.
Shareholder-backed participating critical illness contracts are measured under the VFA.
Health and protection - Other
In addition to supplementary heath and protection contract products attached to with-profits and unit-linked contracts described above, the Group also offers stand-alone health and protection products.

These are non-participating contracts that provide mortality and/or morbidity benefits including health, disability, critical illness and accident coverage.
Stand-alone non-par health and protection (excluding shareholder-backed participating critical illness) contracts are measured under the GMM.
Non-participating term, whole life and endowment assurance contracts
Non-participating savings and/or protection where the benefits are guaranteed, determined by a set of defined market-related parameters, or determined at the discretion of the local business unit. These products often offer a guaranteed maturity and/or surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are supported by shareholders.
These contracts are measured under the GMM.

(b)   Reinsurance contracts held
The reinsurance contracts held primarily relate to protection business written in Hong Kong. The Group's Hong Kong business cedes insurance risk to limit exposure to underwriting losses under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share, or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to internally set maximum limits based on characteristics of coverage.

As required by IFRS 17, all reinsurance contracts held by the Group are measured using the General Measurement Model.

A group of reinsurance contracts held is recognised on the following date:

-      Reinsurance contracts held by the Group that provide proportionate coverage: The later of the start date of the coverage period, and the date on which any underlying insurance contract is initially recognised. This applies to the Group's quota share reinsurance contracts.
-      Other (non-proportionate) reinsurance contracts held by the Group: The earlier of beginning of the coverage period of the group of reinsurance contracts or the recognition date of an underlying onerous group of insurance contracts issued.
-      Reinsurance contracts held acquired via a business acquisition/combination: The date of the business acquisition/ combination.

On initial recognition, the CSM of a group of reinsurance contracts held represents a net cost or net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of (a) the fulfilment cash flows, (b) any amount arising from the derecognition of any assets or liabilities previously recognised for cash flows related to the group, (c) any cash flows arising at that date and (d) any income recognised in profit or loss because of onerous underlying contracts recognised at that date. However, if the net cost of purchasing reinsurance relates to past events, the Group recognises the net cost immediately in profit or loss.

The carrying amount at the end of each reporting period of a group of reinsurance contracts held is measured in the same way as the underlying insurance contracts under GMM.

Reinsurance contracts held are subject to the same modification requirements as insurance contracts.

C4  Intangible assets

C4.1  Goodwill
Goodwill shown on the consolidated statement of financial position at 30 June 2023 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 30 June 2023.

	30 Jun 2023 $m	31 Dec 2022 $m
Carrying value at beginning of period	890	907
Exchange differences	(11)	(17)
Carrying value at end of period	879	890

C4.2  Other intangible assets

	Half year 2023 $m			Full year 2022 $m
	Distribution rights	Other intangibles	Total	Total
	note (i)	note (ii)
Balance at beginning of period	3,630	254	3,884	4,015
Additions	-	37	37	289
Amortisation to the income statement	(190)	(26)	(216)	(349)
Disposals and transfers	-	(2)	(2)	(6)
Exchange differences and other movements	(12)	(5)	(17)	(65)
Balance at end of period	3,428	258	3,686	3,884

Notes
(i)    Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)   Included within other intangibles are software and licence fees.

C5  Borrowings

C5.1  Core structural borrowings of shareholder-financed businesses

	30 Jun 2023 $m	31 Dec 2022 $m
Subordinated debt:
US$750m 4.875% Notes	750	750
€20m Medium Term Notes 2023note (ii)	22	21
£435m 6.125% Notes 2031	550	520
US$1,000m 2.95% Notes 2033	995	995
Senior debt:note (i)
£300m 6.875% Notes 2023note (ii)	-	361
£250m 5.875% Notes 2029	299	281
US$1,000m 3.125% Notes 2030	987	987
US$350m 3.625% Notes 2032	346	346
Total core structural borrowings of shareholder-financed businesses	3,949	4,261

Notes
(i)    The senior debt ranks above subordinated debt in the event of liquidation.
(ii)   The £300 million notes were redeemed on 20 January 2023.The €20 million Medium Term Notes were redeemed on 10 July 2023.

C5.2  Operational borrowings

	30 Jun 2023 $m	31 Dec 2022 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	529	501
Lease liabilities under IFRS 16	248	299
Other borrowings	25	15
Total operational borrowings	802	815

C6  Share capital, share premium and own shares

	30 Jun 2023			31 Dec 2022
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid:		$m	$m		$m	$m
Balance at beginning of period	2,749,669,380	182	5,006	2,746,412,265	182	5,010
Shares issued under share-based schemes	3,545,909	1	3	3,257,115	-	2
Shares issued under Hong Kong public offer and international placing in 2021	-	-	-	-	-	(6)
Balance at end of period	2,753,215,289	183	5,009	2,749,669,380	182	5,006

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares	Share price range		Exercisable
	to subscribe for	from (in pence)	to (in pence)	by year
30 Jun 2023	1,490,940	737p	1,455p	2028
31 Dec 2022	1,858,292	737p	1,455p	2028

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During half year 2023, the trusts purchased 2.9 million shares in respect of employee incentive plans at a cost of $42.2 million (full year 2022: 5.5 million at a cost of $76.7 million). The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during half year 2023.

D    Other information

D1  Corporate transactions

The gain attaching to corporate transactions as shown on the condensed consolidated income statement for half year 2022 of $62 million and full year 2022 of $55 million arose largely from the sale of shares relating to the Group's retained interest in Jackson post the demerger. Following the introduction of IFRS 9 at 1 January 2023, the Group's holding in Jackson was classified as fair value through other comprehensive income and so the gain on the share disposal during the first half of 2023 has not been recycled to the income statement in accordance with the requirements of the standard. As at 30 June 2023 the Group had disposed of its entire holding in Jackson.

D2  Contingencies and related obligations

There have been no material changes to the Group's contingencies and related obligations in the six months ended 30 June 2023.

The Group is involved in various litigation and regulatory proceedings. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows. Litigation developments during the period include a case regarding a historic transaction connected to the legal and beneficial ownership of 49 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad. Prudential currently owns 51 per cent of this entity but consolidates the entity at 100 per cent reflecting the economic interest of the Group. Prudential has been successful at court hearings relating to the transaction concerned both in the first instance and at the subsequent appeal stage. In July 2023, the Federal Court, which is Malaysia's highest Court, granted leave to allow the appellant to further appeal the case in the Federal Court.

D3  Post balance sheet events

First interim ordinary dividend
The 2023 first interim ordinary dividend approved by the Board of Directors after 30 June 2023 is as described in note B4.

D4  Related party transactions

There were no transactions with related parties during the six months ended 30 June 2023 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in note D4 to the Group's consolidated financial statements for the year ended 31 December 2022.

Statement of Directors' responsibilities

The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

●   the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted for use in the UK;

●   the Half Year Financial Report includes a fair review of information required by:

(a)   DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2023, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)   DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2023 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2022 that could do so.

Prudential plc Board of Directors:

Chair Shriti Vadera Executive Director Anil Wadhwani	Independent Non-executive Directors Jeremy Anderson CBE Arijit Basu Chua Sock Koong David Law ACA Ming Lu George Sartorel Claudia Suessmuth Dyckerhoff Jeanette Wong Amy Yip
29 August 2023

Independent review report to Prudential plc

Conclusion
We have been engaged by Prudential plc (the "Company" or the "Group") to review the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2023 which comprises the Condensed consolidated income statement, Condensed consolidated statement of comprehensive income, Condensed consolidated statement of changes in equity, Condensed consolidated statement of financial position, Condensed consolidated statement of cash flows and related notes A1 to D4. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 "Interim Financial Reporting" (IAS 34), IAS 34 as issued by the International Accounting Standards Board (IASB) and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note A1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards as issued by the IASB. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted IAS 34 and IAS 34 as issued by the IASB.

Conclusions Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed set of consolidated financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
29 August 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 August 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer